EXHIBIT 99.1

AMARC INTERSECTS 60 M GRADING 0.90% CUEQ1 AND CONFIRMS HIGH COPPER-GOLD TENOR IN HISTORICAL EMPRESS DRILLING, FURTHER ADVANCING ITS IKE DISTRICT IN BC

Significant assays from nine core holes drilled in 2024 at the Empress Deposit include:

181 m at 0.46% CuEQ1 (0.31 g/t Au, 0.29% Cu and 0.8 g/t Ag) from 30 m and 60 m at 0.90% CuEQ (0.60 g/t Au, 0.56% Cu and 1.3 g/t Ag) from 123 m

68 m at 0.56% CuEQ (0.30 g/t Au, 0.38% Cu and 1.0 g/t Ag) from 123 m incl. 29 m at 0.73% CuEQ (0.46 g/t Au, 0.47% Cu and 1.3 g/t Ag)

Significant assays from 2024 resampling of historical core at the Empress Deposit include:

99 m at 0.61% CuEQ (0.34 g/t Au, 0.41% Cu and 1.8 g/t Ag) from 22 m incl. 60 m at 0.74% CuEQ (0.37 g/t Au, 0.52% Cu and 2.3 g/t Ag)

158 m at 0.69% CuEQ (0.47 g/t Au, 0.43 % Cu and 1.0 g/t Ag) from 23 m and 47 m at 1.44 % CuEQ (0.89 g/t Au, 0.93 % Cu and 1.8 g/t Ag) from 107 m

77 m at 0.73% CuEQ (0.48 g/t Au, 0.45% Cu and 1.2 g/t Ag) from 146 m incl. 44 m at 1.14% CuEQ (0.77 g/t Au, 0.70% Cu and 1.9 g/t Ag)

1 See notes to Tables 1 and 2.

May 14, 2025, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) is pleased to announce the results from its comprehensive, late 2024 exploration program at its 100% owned, 500 km2 IKE Copper-Gold (“Cu-Au”) District, located in southern British Columbia (“BC”). The program focused on the higher grade Cu-Au mineralization discovered by historical operators within the Greater Empress Area which is a sizable subarea within the overall IKE District. The style and form of mineralization at Empress is unique within the western Cordillera with the initial technical data suggesting the centre of this robust mineralized Au-Cu system has not yet been defined. Greater Empress is located 6 km north of the Company’s substantial IKE porphyry copper-molybdenum-silver (“Cu-Mo-Ag”) discovery (Figure 1, and November 6, 2018 release).  The 2024 program successfully confirmed high potential for the expansion of mineralization found historically at Empress and the discovery of additional higher grade intrusion-related replacement and porphyry Cu±Au±Mo±Ag deposits.  Management considers the IKE District to be one of the prolifically mineralized belts in BC.

“At IKE, Amarc’s team is in the privileged position of focusing our exploration towards multiple, open-ended historical deposits and targets with elevated copper and gold grades, in addition to multiple porphyry copper±gold±molydenum±silver and epithermal gold-silver deposit targets within the Greater Empress Area and across the IKE District,” said Dr. Diane Nicolson, Amarc President and CEO.

“The hallmark of these mineral systems is their abundance as well as the size and strength of their alteration and metal signatures, which collectively have the potential to establish the IKE District as a premier mineral district. The 2024 program marked Amarc’s successful initial testing of the higher grade Empress copper-gold potential along a 15 km+ highly prospective corridor within the IKE District.  Amarc is currently integrating this new data with extensive previous airborne, and ground survey and drill information to plan further drilling programs to efficiently advance the Greater Empress Area and the overall IKE District.”

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Nicolson added, “In addition to IKE, Amarc is also effectively advancing the DUKE Cu-Au District (Babine Region) and JOY Cu-Au District (Toodoggone Region) in BC.  Notably, Amarc recently announced the discovery of the exciting high grade, from surface AuRORA Cu-Au-Ag Deposit at JOY (January 17, 2025 release).”

The Significant Exploration Potential of the Greater Empress Area

The Greater Empress Area straddles the contact of the intrusive rocks of the Coast Plutonic Complex (“CPC”) with older volcanic rocks to the north over a strike length of more than 15 km in the IKE District. Strong and widespread alteration with abundant sulphides along this contact are associated with a variety of deposit types, alteration assemblages, including Cu-Au-Ag replacement deposits such as Empress and Empress East, porphyry Cu±Au±Mo±Ag occurrences and high sulphidation epithermal Au-Ag systems (see 2020 IKE Technical Report https://amarcresources.com/projects/ike-project/technical-report/).

Historical drilling encountered significant higher grade Cu-Au-Ag replacement-style mineralization at the Empress Deposit hosted by altered volcanics, commonly occurring near the surface and predominantly within 100 m vertically above the contact of the CPC intrusive rocks with the overlying volcanics (Figures 2, 3 and 4).  More limited historical drilling at the Empress East Deposit Target, some 1.3 km to the east, intercepted mineralization similar in both style and grade to the Empress Deposit.

Although the grades and extents of the mineralization encountered so far indicate high potential at Greater Empress, the understanding of controls on the mineralization is advancing, and has confirmed the area remains substantially underexplored.

Figure 1 - Location and Geology of the Greater Empress Area within the High Potential IKE Cu-Au District

Amarc’s 2024 Greater Empress Area Exploration Program

Amarc’s exploration program focused on the Empress Deposit and Empress East Deposit Target within the Greater Empress Area at which historical drilling had encountered higher grade Cu-Au mineralization. The 2024 work comprised two principle and supporting activities:

•	the geological re-examination (4,610.7 m in 27 drill holes) and resampling for analyses (1,541 samples from 23 holes) of historical drill core; and

•

selected diamond drill testing on broad centres in nine (1,873 m) new core holes of targets within the Empress Deposit and Empress East Deposit Target to determine the strength, continuity and form of the historically identified strong Cu-Au mineralization (Figures 2 and 3).

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Figure 2 - Empress Deposit and Empress East Deposit Target: Plan of Historical and Amarc 2024 Drill Holes

Re-Assaying and Geological Re-Logging of Historical Core Holes at the Empress Deposit and Empress East Deposit Target, and other Targets Within the Greater Empress Area

Key results of this re-assaying and re-logging program include:

•

Approximately 29% of all available drill core was re-assayed with a majority of the historical assays showing strong positive correlations with the 2024 re-assay data, indicating that the historical database may be meaningfully integrated into future modelling and resource estimation;

•

Re-logging revealed a style and form of mineralization characterized by: (i) stacked significant grade Cu-Au, magnetite-silica replacement bodies within the volcanics; and (ii) thick, well mineralized porphyry-style Cu-Au-Mo intrusive-hosted zones; and

•

A new appreciation of the importance of structural controls on the development of higher-grade mineralized zones in the Empress replacement magnetite-silica bodies which provides a significant opportunity to build resources.

Table 1 presents the results from Amarc’s re-assaying of historical core holes.  The location of historical drill holes and those that were re-assayed, is shown in Figure 2.  Additional information on the comparability of historical assays to the 2024 re-assays is provided below in the Quality Control/Quality Assurance section of this release.

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Table 1: Results from Greater Empress Historical Drill Core Re-Assay Program5

Deposit/Target	Section	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Au (g/t)	Cu (%)	Ag (g/t)
Empress		89-1		79.86	108.51	28.65	0.17	0.13	0.09	0.2
		89-2		21.64	120.70	99.06	0.61	0.34	0.41	1.8
			Incl.	21.64	53.95	32.31	0.48	0.34	0.28	1.2
			Incl.	60.66	120.70	60.04	0.74	0.37	0.52	2.3
			and	60.66	78.94	18.28	1.17	0.61	0.81	3.4
	B-B’	89-7		19.81	36.88	17.07	0.28	0.15	0.19	0.7
	C-C’	89-10[6]		88.70	144.50	55.80	0.45	0.32	0.26	1.3
			Incl.	88.70	118.90	30.20	0.69	0.52	0.39	2.1
		89-12[7]		22.56	45.72	23.16	0.42	0.26	0.27	1.1
				88.70	101.50	12.80	0.37	0.24	0.23	1.0
				105.46	108.51	3.05	0.64	0.41	0.40	1.3
				148.44	217.63	69.19	0.79	0.37	0.57	2.2
			Incl.	163.68	174.04	10.36	2.13	1.05	1.50	6.1
	B-B’	90-17[8]		105.77	113.39	7.62	0.61	0.35	0.40	1.7
				140.82	198.73	57.91	1.37	0.96	0.82	2.7
				210.92	218.85	7.93	0.82	0.52	0.51	2.2
		90-18		22.56	180.14	157.58	0.69	0.47	0.43	1.0
			Incl.	47.85	74.37	26.52	0.89	0.71	0.49	1.5
			and	47.85	62.48	14.63	1.06	0.95	0.52	1.3
			Incl.	106.98	180.14	73.16	1.01	0.62	0.66	1.3
			and	106.98	154.23	47.25	1.44	0.89	0.93	1.8
		90-21		10.36	23.47	13.11	0.46	0.34	0.26	0.8
				200.25	209.40	9.15	0.83	0.97	0.28	1.5
		90-22		143.87	188.37	44.5	2.00	1.42	1.18	4.6
		90-24		96.32	182.27	85.95	0.33	0.22	0.20	0.7
			Incl.	159.11	182.27	23.16	0.85	0.56	0.53	1.8
			and	168.86	182.27	13.41	1.27	0.82	0.79	2.7
		90-28		40.23	102.72	62.49	0.33	0.25	0.18	1.2
			Incl.	90.53	102.72	12.19	0.77	0.59	0.43	2.8
		90-29		96.01	111.86	15.85	0.62	0.30	0.45	1.3
				141.12	214.58	73.46	0.62	0.37	0.41	1.0
			Incl.	154.53	197.21	42.68	0.85	0.52	0.56	1.3
			and	177.70	197.21	19.51	1.34	0.87	0.85	2.0
		90-30		11.89	103.63	91.74	0.25	0.14	0.17	0.7
			Incl.	11.89	31.70	19.81	0.40	0.29	0.23	0.9
				146.00	223.42	77.42	0.73	0.48	0.45	1.2
			Incl.	164.59	208.48	43.89	1.14	0.77	0.70	1.9
		90-31		170.08	192.33	22.25	0.43	0.19	0.32	1.0
		90-32		121.92	152.10	30.18	0.41	0.24	0.27	1.2
		91-36		3.35	8.08	4.73	0.33	0.20	0.21	1.0
				25.91	66.75	40.84	0.29	0.19	0.18	0.6
				116.13	134.42	18.29	0.32	0.18	0.21	0.5
		91-48		71.32	189.89	118.57	0.31	0.16	0.22	0.8
			Incl.	156.97	184.10	27.13	0.47	0.16	0.37	1.1
Empress East		91-39		13.72	37.80	24.08	0.67	0.53	0.36	1.8
				103.33	147.52	44.19	0.44	0.27	0.28	1.0
				177.39	205.44	28.05	0.26	0.16	0.17	0.8
		91-54		74.98	85.04	10.06	0.36	0.20	0.25	1.0
				108.20	158.19	49.99	0.53	0.26	0.38	1.3
			Incl.	126.80	158.19	31.39	0.65	0.30	0.47	1.4
			and	126.80	133.81	7.01	1.11	0.70	0.70	2.4
		91-55		6.10	60.66	54.56	0.22	0.09	0.16	1.1
			Incl.	51.51	60.66	9.15	0.45	0.13	0.36	2.4
Empress Gap		91-41		69.80	153.31	83.51	0.21	0.09	0.16	0.7
Granite Porphyry Target		91-49		188.98	291.08	102.10	0.26	0.17	0.15	0.3

See Table 2 for Notes and Table 3 for drill hole information.

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2024 Drilling at the Empress Deposit and Empress East Deposit Target

Amarc drilled nine holes in the Greater Empress Area to confirm the strength, continuity and form of the historically identified well Cu-Au mineralized intersections at the Empress Deposit and Empress East Deposit Target. Six of the eight drill holes collared at the Empress Deposit intercepted significant Cu-Au mineralized zones (Figures 2 and 4). A single drill hole collared at Empress East also intercepted significant Cu-Au mineralization.  Drill results are presented in Table 2 and discussed in detail below on a section-by-section basis from west to east.

Figure 3 - Historical Drilling at Empress Deposit and Empress East Deposit Target:  Lateral Higher Grade Cu-Au Drill Intercepts Indicate Significant Expansion Potential (Section A-A')

Figure 4 - Empress Deposit and Empress East Deposit Target: Cu-Au Grade Continuity, Lateral Extent, Open to Expansion (Section B-B', C-C', D-D', and E-E')2

2 Detailed comparisons and correlation analyses of the historical and 2024 re-assay results provide a high level of confidence for the use of the historical assay results in the ongoing exploration of the Greater Empress Area (Further details in QAQC below). The drill sections show 2024 holes and results and historical holes and results.  Results from 2024 re-assay are discussed below.

Empress Deposit - Figure 4 Section B-B’

This section shows significant Cu-Au mineralization over some 450 m south to north. The mineralization is open to expansion to the west and northwest and it extends to and is continuous with that in higher grade intersections to the east.

Hole EM24074 (vertical hole) intercepted 180.5 m at 0.46% CuEQ (0.31 g/t Au, 0.29% Cu and 0.8 g/t Ag) from 30.0 m, including 138.5 m at 0.55% CuEQ (0.37 g/t Au, 0.34% Cu and 0.9 g/t Ag), 78.0 m at 0.78% CuEQ (0.54 g/t Au, 0.47% Cu and 1.1 g/t Ag) and 60.0 m at 0.90% CuEQ (0.60 g/t Au, 0.56% Cu and 1.3 g/t Ag). Hole EM24076 (a shallower dipping drill hole collared at the same location), intercepted 29.4 m at 0.50% CuEQ (0.32 g/t Au, 0.32% Cu and 0.8 g/t Ag) from 162.4 m. Hole EM24075 stepped out approximately 50 m to the north of historical hole 90-17 and intercepted 68.3 m at 0.56% CuEQ (0.30 g/t Au, 0.38% Cu and 1.0 g/t Ag) from 123.0 m, including 29.0 m at 0.73% CuEQ (0.46 g/t Au, 0.47% Cu and 1.3 g/t Ag). Re-assayed historical drill hole 90-17 returned 57.9 m at 1.37% CuEQ (0.96 g/t Au, 0.82% Cu and 2.7 g/t Ag) from 140.8 m.

Notably, re-assayed historical hole 90-24 drilled approximately 25 m to the west of EM24075 intercepted 86.0 m at 0.33% CuEQ (0.22 g/t Au, 0.20% Cu and 0.70 g/t Ag) from 96.3 m, including 23.2 m at 0.85% CuEQ (0.56 g/t Au, 0.53% Cu and 1.7 g/t Ag) and 13.4 m at 1.27% CuEQ (0.82 g/t Au, 0.79% Cu and 2.7 g/t Ag). In addition, re-assayed historical hole 90-18 collared 79 m southwest of EM24074 returned 157.6 m at 0.69% CuEQ (0.47 g/t Au, 0.43% Cu and 1.0 g/t Ag) from 22.6 m, including 26.5 m at 0.89% CuEQ (0.71 g/t Au, 0.49% Cu and 1.5 g/t Ag), including 73.2 m at 1.01% CuEQ (0.62 g/t Au, 0.66% Cu and 1.3 g/t Ag) and 47.3 m at 1.44% CuEQ (0.89 g/t Au, 0.93% Cu and 1.8 g/t Ag). The mineralization in the 2024 drill holes and re-assayed holes 90-22, 90-24, 90-32, 90-36 is open to expansion to west and northwest.

In addition, two re-assayed historical holes drilled approximately 30 m to east of this section returned significant results. Hole 89-12 intercepted 69.1 m at 0.79% CuEQ (0.37 g/t Au, 0.57% Cu and 2.2 g/t Ag) from 148.4 m, including 10.4 m at 2.13% CuEQ (1.05 g/t Au, 1.50% Cu and 6.1 g/t Ag), and hole 90-30 intercepted 77.4 m at 0.73% CuEQ (0.48 g/t Au, 0.45% Cu and 1.2 g/t Ag) from 146 m, including 43.9 m at 1.14% CuEQ (0.77 g/t Au, 0.70% Cu and 1.9 g/t Ag).

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Empress Deposit - Figure 4 Section C-C’

This section shows mineralization with higher grades occurs in both the Amarc 2024 and the re-assayed historical holes, and continues to the east and north.  The Deposit also remains open to expansion.

Hole EM24078 intercepted 32.0 m at 0.83% CuEQ (0.70 g/t Au, 0.43% Cu and 2.7 g/t Ag) from 72.0 m, and 72.0 m at 0.40% CuEQ (0.20 g/t Au, 0.28% Cu and 0.8 g/t Ag) from 130.0 m, including 33.9 m at 0.58% CuEQ (0.28 g/t Au, 0.41% Cu and 0.9 g/t Ag). Hole EM24080, a vertical hole collared from the same set up, intercepted 41.0 m at 0.52% CuEQ (0.36 g/t Au, 0.31% Cu and 1.3 g/t Ag) from 99.0 m. Historical hole 89-10 that was re-assayed is an angle hole, collared some 55 m to the north of EM24078 and EM24080, and intercepted 55.8 m at 0.45% CuEQ (0.32 g/t Au, 0.26% Cu and 1.3 g/t Ag) from 88.7 m, including 30.2 m at 0.69% CuEQ (0.52 g/t Au, 0.39% Cu and 2.1 g/t Ag).

In addition, historical re-assayed hole 90-29, located 60 m north-northwest of historical hole 89-10, returned 15.9 m at 0.62% CuEQ (0.30 g/t Au, 0.45% Cu and 1.3 g/t Ag) from 96.0 m, 73.5 m at 0.62% CuEQ (0.37 g/t Au, 0.41% Cu and 1.0 g/t Ag) from 141.1 m, including 42.7 m at 0.85% CuEQ (0.52 g/t Au, 0.56% Cu and 1.3 g/t Ag) and 19.5 m at 1.34% CuEQ (0.87 g/t Au, 0.85% Cu and 2.0 g/t Ag).

Empress Deposit - Figure 4 Section D-D’

On this section Hole EM24079 intercepted 90.0 m at 0.20% CuEQ (0.09 g/t Au, 0.15% Cu and 0.6 g/t Ag) from 90.0 m, with mineralization remaining open to the east towards the Empress Gap target (Figures 2 and 3).

Empress East Deposit Target – Figure 4 Section E-E’

This section shows that the Empress East Deposit Target remains open to expansion in several directions.

Hole EM24082, located approximately 1,300 m to the east of the Empress Deposit, intercepted 33.0 m at 0.67% CuEQ (0.22 g/t Au, 0.53% Cu and 3.4 g/t Ag) from 162 m. Notably, alteration intensity and Cu-Au grades are increasing in strength to depth and southward towards the CPC contact with a largely untested highly prospective block of ground to the south of this hole.

In addition, re-assayed historical hole 91-39 drilled approximately 60 m to the north intercepted 24.1 m at 0.67% CuEQ (0.53 g/t Au, 0.36% Cu and 1.8 g/t Ag) from 13.7 m.

Empress Gap: Limited historical drilling, mainly short <60 m deep percussion holes across the approximately 1 km Empress Gap zone located between the Empress Deposit and Empress East Deposit Target, suggests there are clear opportunities to expand the Empress Deposit and Empress East Deposit Target across the Empress Gap Target (Figures 2 and 3). Due to poor weather conditions in November 2024, the Gap was not drill tested; however, a single historical core hole 91-41 drilled in the Gap was re-assayed in 2024 and returned an encouraging intercept of 83.5 m at 0.21% CuEQ (0.09 g/t Au, 0.16% Cu and 0.7 g/t Ag) from 69.8 m.  The Empress Gap requires comprehensive drilling.

Granite Porphyry: The nearby Granite porphyry Cu±Au±Ag±Mo occurrence, a deposit target concealed by shallow overburden was recognized during Amarc’s 2024 geological examination of historical drill core (Figure 1 and Table 1). This newly identified deposit target is considered a possible source of the mineralizing replacement fluids for Empress. Re-assaying of historical drill hole 91-49 returned 102.1 m of 0.26% CuEQ (0.17 g/t Au, 0.15% Cu and 0.3 g/t Ag) from 189 m. The Granite Deposit Target requires drill delineation.

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Table 2: Assay Results from Amarc’s 2024 Drill Program at Greater Empress

Deposit	Section	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Au (g/t)	Cu (%)	Ag (g/t)
Empress	B-B’	EM24074		6.00	24.00	18.00	0.23	0.14	0.15	0.6
				30.00	210.50	180.50	0.46	0.31	0.29	0.8
			Incl.	72.00	210.50	138.50	0.55	0.37	0.34	0.9
			and	111.00	189.00	78.00	0.78	0.54	0.47	1.1
			and	123.00	183.00	60.00	0.90	0.60	0.56	1.3
	B-B’	EM24075		123.00	191.28	68.28	0.56	0.30	0.38	1.0
			Incl.	153.00	182.00	29.00	0.73	0.46	0.47	1.3
	B-B’	EM24076		5.60	19.90	14.30	0.22	0.13	0.14	0.4
				41.00	95.00	54.00	0.19	0.10	0.14	0.5
				132.00	150.00	18.00	0.31	0.18	0.21	0.4
				162.42	191.85	29.43	0.50	0.32	0.32	0.8
	B-B’	EM24077		146.50	150.00	3.50	0.37	0.26	0.22	1.1
	C-C’	EM24078		72.00	104.00	32.00	0.83	0.70	0.43	2.7
				130.00	202.00	72.00	0.40	0.20	0.28	0.8
			Incl.	143.75	177.68	33.93	0.58	0.28	0.41	0.9
	D-D’	EM24079		90.00	180.00	90.00	0.20	0.09	0.15	0.6
	C-C’	EM24080		3.00	17.00	14.00	0.37	0.21	0.25	1.0
				65.00	69.00	4.00	0.49	0.46	0.22	1.7
				99.00	186.00	87.00	0.36	0.22	0.23	1.0
			Incl.	99.00	140.00	41.00	0.52	0.36	0.31	1.3
			Incl.	162.75	186.00	23.25	0.27	0.11	0.20	0.8
	C-C’	EM24081	No Significant Results
Empress East	E-E’	EM24082		42.70	54.00	11.30	0.53	0.46	0.27	1.3
				86.00	93.00	7.00	0.30	0.07	0.25	0.9
				111.00	195.00	84.00	0.46	0.20	0.34	1.8
			Incl.	162.00	195.00	33.00	0.67	0.22	0.53	3.4

Footnotes to Tables 1 and 2

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Au US$1800/oz., and Ag US$24/oz. and conceptual recoveries of: Cu 90%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)).

5.	Note that Table 1 includes results from re-assayed data, whereas Table 2 presents assays from the 2024 drilling.
6.	Drill hole 89-10 interval 121.9 - 128.3 m was compromised within broken ground, whereby no core was recovered and therefore averaged at ‘zero’ grade.
7.	Drill hole 89-12 interval 156.36 - 156.97 m was compromised within broken ground, whereby no core was recovered and therefore averaged at ‘zero’ grade.
8.	Drill hole 90-17 intervals 175.26 – 175.87 m and 176.17 – 193.24 m were compromised within broken ground, whereby no core was recovered and therefore averaged at ‘zero’ grade.
9.	Drill hole 91-47 drilled at Empress West had weakly anomalous concentrations of copper.
10.	See Table 3 for drill hole information.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned JOY, DUKE and IKE Cu±Au districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

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Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding for these Districts.  Amarc has completed an initial self-funded drilling program at its higher grade Empress Deposit in the IKE District.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE, DUKE and AuRORA. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

The technical information contained in this news release has been reviewed and approved by Mark Rebagliati, P.Eng., a Qualified Person who is not independent of Amarc.

Quality Assurance & Quality Control (“QAQC”)

Amarc drilled nine core holes (1,873 m) at the IKE Project in 2024. In addition, the Company re-sampled and re-assayed 23 historical drill holes (4,393 m for 1,541 samples).

Sample Preparation & Methodology

The 2024 Amarc core was logged, photographed and cut in half with a diamond saw. The resampled historical core was relogged, photographed and sampled using a variety of methods outlined below. The intent of the historical drill core re-sampling program was twofold: 1. to validate the historical Aqua Regia digestion method for Cu, Ag, and Mo; and 2. to assess the reliability of the historical Au fire assay results.

Assay data for approximately 5,643 samples from short percussion and core holes drilled in the Greater Empress Area (i.e. Empress Deposit, and the Empress East, Empress Gap and Empress West Deposit Targets) are available. Gold assays are partially absent from the historical database (i.e. partially absent for years 1969, 1976, 1981 and completely absent for years 1965, 1970, & 1971), and only Cu and Mo assays are available from the percussion holes, analyzed using a wide range of methods. Of the original historical samples, 90% were analyzed by VanGeochem and 10% by an unknown laboratory. These results and diverse geological interpretations from the historical drill holes were assessed and validated by Amarc.

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A total of 27 historical holes were re-logged by Amarc, including 21 holes from the Empress Deposit, 3 holes from Empress East Deposit Target and 1 hole from each of the Empress West, Empress Gap and Granite Targets. Of the 27 historical core holes previously drilled in the Greater Empress Area, a total of 23 drill holes were selected for the re-sampling and re-assaying program. The re-sampling of the historical core involved 4 primary collection methods: 1. total utilization of the remaining half-core splits; 2. whole core sampling of intervals that were not originally sampled; 3. total utilization of every alternate down-hole core segment (i.e. being either half or full core); and 4. utilization of coarse rejects of crushed half core that was prepared and left on site by the original operators. The 2024 re-sampling of the historical core sample intervals were matched as closely as possible but was subject to minor interval discrepancies due to varying states of preservation of the historical core and original depth markings.

All 2024 core samples were sent to ALS Canada Ltd., Kamloops or Langley, Canada, for preparation and to North Vancouver, Canada for analysis. All facilities are ISO/IEC 17025:2017 accredited. At the laboratory, samples were dried, crushed to 70% passing -2mm, and a 250 g split was pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, and for Cu, Ag and 58 additional elements by a 4-acid digestion, multi-element ICP-MS/AES package. Samples with Cu results > 10,000 ppm were re-analyzed by an ore-grade single element four-acid digestion ICP-AES method. As part of the comprehensive QAQC program, Amarc control samples were inserted in each analytical batch as follows: Analytical standards 1 in 20 regular samples, in-line duplicate samples 1 in 20 regular samples and one coarse blank per hole. The control sample results were then checked to ensure satisfactory QAQC protocols.

Re-assay Analyses

A semi-qualitative, first pass study comparing both the historical assays and 2024 re-assayed data was conducted using: 1. Pearson Correlation Coefficient; 2. Exploratory data; and 3. Multivariant analyses. In general, the correlation analyses indicate highly favorable comparisons for both Cu and Ag, with moderate comparisons for Au and Mo.

In addition, and in support of these statistical studies, a simple ‘side-by-side’ downhole comparative analysis between both the historical and re-assayed results for 19 drill holes was conducted, where possible matching the most proximally sampled interval. This comparison indicated broad visual associations for: Cu, Au, Ag and Mo.

Overall, these results provide a high level of confidence for the use of the historical assay results in the ongoing exploration of the Greater Empress Area.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward- looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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Table 3: Greater Empress Drill Hole Information

Drill Hole	Easting	Northing	Elevation	Azim (°)	Dip (°)	EOH (m)
89-1	471992	5661445	1665	0	-47	118.3
89-2	471992	5661434	1665	181	-70	131.1
89-7	471856	5661464	1652	180	-50	108.2
89-10	471955	5661606	1650	180	-50	165.5
89-12	471881	5661615	1646	180	-50	217.6
90-17	471854	5661651	1641	0	-90	215.5
90-18	471793	5661536	1648	0	-90	191.1
90-21	471819	5661582	1647	0	-90	221.6
90-22	471793	5661647	1641	0	-90	211.2
90-24	471824	5661709	1635	0	-90	197.2
90-28	472039	5661773	1626	0	-90	133.2
90-29	471919	5661656	1645	0	-90	218.5
90-30	471881	5661588	1648	0	-90	223.4
90-31	471997	5661572	1653	0	-90	205.1
90-32	471730	5661530	1651	0	-90	180.8
91-36	471791	5661464	1654	0	-90	146.3
91-39	473186	5661769	1641	0	-90	221.9
91-41	472814	5661722	1649	0	-90	196.0
91-47	469263	5661364	1856	0	-90	203.3
91-48	471995	5661464	1663	0	-90	217.9
91-49	471891	5661956	1597	0	-90	298.4
91-54	473160	5661712	1657	0	-90	240.8
91-55	473233	5661714	1661	0	-90	130.5
EM24074	471849	5661592	1639	180	-85	234.0
EM24075	471849	5661701	1632	360	-85	216.6
EM24076	471849	5661592	1639	187	-57	231.0
EM24077	471849	5661702	1632	356	-54	223.8
EM24078	471954	5661551	1643	178	-85	226.5
EM24079	472076	5661499	1662	353	-87	202.3
EM24080	471954	5661551	1643	180	-55	237.8
EM24081	471944	5661248	1653	0	-64	86.3
EM24082	473201	5661712	1645	180	-86	214.8

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Figure 1 - Location and Geology of the Greater Empress Area within the High Potential IKE Cu-Au District

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Figure 2 - Empress Deposit and Empress East Deposit Target: Plan of Historical and Amarc 2024 Drill Holes

Empress
Empress East
Empress Gap
24-75
24-77
24-74
24-76
24-78
24-80
24-79
24-81
24-82
A
A'
B'
B
C'
C
D'
D
E'
E
91-49
90-28
90-24
90-17
90-22
90-29
89-12
89-10
90-21
90-30
90-31
90-32
90-18
89-07
91-48
91-36
89-01
89-02
91-41
91-39
91-54
91-55
Overlying Volcanics
Underlying Intrusives
Coast Plutonic Contact
N
500 Metres
Legend
2024 Amarc Drill Hole
Reassayed Historical Core Hole
Historical Core Hole
Cross Section

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Figure 3 - Historical Drilling at Empress Deposit and Empress East Deposit Target:  Lateral Higher Grade Cu-Au Drill Intercepts Indicate Significant Expansion Potential (Section A-A')

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Figure 4 - Empress Deposit and Empress East Deposit Target: Cu-Au Grade Continuity, Lateral Extent, Open to Expansion (Section B-B', C-C', D-D', and E-E')

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